Exhibit 99.1

Sun Life Financial delivering on strategic priorities to drive growth

Sun Life Financial reaffirms medium-term financial objectives and showcases its Client progress at Investor Day

TORONTO, March 26, 2019 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") is hosting Investor Day 2019 today, providing investors and analysts with an update on strategic priorities, including how Sun Life Financial's digital transformation is driving better Client outcomes for the future.

Sun Life Financial also reaffirms its medium-term financial objectives, which include annual underlying earnings per share (EPS) growth of 8-10%, underlying return on equity (ROE) in the range of 12-14% and a common share dividend payout ratio of 40-50% of underlying net income.

"We've continued to leverage our diversified business model – strong offence and defence – and a robust balance sheet. This has allowed us to deliver on our strategic priorities, including our Client for life focus and advancing digital transformation across all of our business pillars," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "Our history of strong execution has generated consistent top and bottom line growth and will play a strong role in helping us achieve our medium-term financial objectives."

Here are some highlights of strategic priorities from across our four pillars, where we aim to be a leader in the markets in which we operate:

A Leader in Insurance and Wealth Solutions in our Canadian Home Market

  Advancing leadership positions, shaping the market through digital innovation and financial discipline focused on prioritization will drive growth
  Leveraging digital innovations in our mobile apps and online to be more personal, proactive and predictive with Clients at moments that matter, with initiatives such as Ella  – our interactive digital coach

A Leader in U.S. Group Benefits

  Significant improvements in our Group Benefits profitability driven by business growth, loss ratio improvements, expense management and progress on integration.  Increased target for Group Benefits after-tax profit margin to 7%+
  Focus on digital, data and analytics that will personalize, simplify and help close coverage gaps including through the digital Maxwell Health platform

A Leader in Asia through Distribution Excellence in Higher Growth Markets

  Established in some of Asia's largest and fastest growing markets with attractive fundamentals to support our target of double-digit underlying net income growth
  Increasing bank distribution, growing the number and quality of Sun Life Financial advisors, and experimenting with new distribution channels, while leveraging digital, data and analytics to transform our operations and the way we do business

A leader in Global Asset Management

  MFS Investment Management ("MFS") continues to deliver consistent long-term investment returns.  As a top quartile asset manager in terms of operating margins, MFS is a strong financial contributor to Sun Life Financial
  Sun Life Investment Management is expanding capabilities across asset classes and its Client base, including the recent agreement to merge Bentall Kennedy, our North American real estate and property management firm, with GreenOak Real Estate ("GreenOak")

"Across our four pillars, we are actively embracing digital, data and analytics to be more proactive and personal with our Clients. You see examples of that in the relationships we've built with our innovative partners, in our highly-rated mobile apps, and in how we reach out to and speak with our Clients," said Connor. "The end result of these innovations is building better Client experiences that ultimately drive positive business outcomes."

Medium-Term Financial Objectives
Sun Life Financial's medium-term financial objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives that are described in the Investor Day presentations and on certain key assumptions that include:

(i)	no significant changes in the level of interest rates;
(ii)	average total equity market return of approximately 8% per annum;
(iii)	credit experience in line with best estimate actuarial assumptions;
(iv)	no significant changes in the level of our regulatory capital requirements;
(v)	no significant changes to our effective tax rate;
(vi)	no significant increase in the number of shares outstanding;
(vii)	other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes; and
(viii)	our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities.

Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of the Company's Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the Company's 2018 annual management's discussion and analysis (the "Annual MD&A") under the heading Capital and Liquidity Management – Shareholder Dividends.

Although considered reasonable by Sun Life Financial, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in this news release and the Investor Day presentations and we may not be able to achieve our objectives. Our medium-term financial objectives do not constitute guidance.

Sun Life Financial does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts that differ from our best estimate assumptions, which include: (i) impact of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	Other adjustments:
	(i)	certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
	(ii)	fair value adjustments on MFS's share-based payment awards that are settled with MFS's own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS's results with publicly traded asset managers in the United States;
	(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
	(iv)	(other items that are unusual or exceptional in nature.

All factors discussed in this news release and the Investor Day presentations that impact our underlying net income are also applicable to reported net income.

All EPS measures in this news release and the Investor Day presentations refer to fully diluted EPS, unless otherwise stated. Underlying EPS excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include, but are not limited to, ROE, financial leverage ratio, dividend payout ratio, sales, value of new business, adjusted revenue, adjusted premiums and deposits, pre-tax net operating profit margin ratio for MFS, after-tax profit margin for SLF U.S. Group Benefits, impact of foreign exchange, assumption changes and management actions and real estate market sensitivities.

Forward-Looking Statements
From time to time, Sun Life Financial makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include, but are not limited to, statements (i) relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) concerning our medium-term financial objectives; (iii) relating to growth initiatives and other business objectives; (iv) relating to the merger of Bentall Kennedy and GreenOak and our acquisition of a majority stake in the combined entity; (v) that are predictive in nature or that depend upon or refer to future events or conditions; and (vi) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will" and similar expressions.

The forward-looking statements made in this news release and the Investor Day presentations are stated as at March 26, 2019, represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict.

Future results and shareholder value may differ materially from those expressed in the forward-looking statements made in this news release due to, among other factors:

  the assumptions and other factors set out in this news release and the Investor Day presentations;
  the matters set out in the Annual MD&A under the heading Critical Accounting Policies and Estimates and Risk Management;
  the risk factors set out in the Company's annual information form for the year ended December 31, 2018 under the heading Risk Factors; and
  other factors detailed in the Company's annual and interim financial statements and other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov., respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this news release, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The following risk factors are related to the merger of Bentall Kennedy and GreenOak and our acquisition of a majority stake in the combined entity that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; (4) failure to effectively or efficiently reorganize the operations of Bentall Kennedy and GreenOak after the transaction has closed; and (5) the impact of the announcement of the transaction and the dedication of Sun Life Financial's resources to completing the transaction on Bentall Kennedy and GreenOak. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

Sun Life Financial does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2018, Sun Life Financial had total assets under management of $951 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Greg Dilworth
Director	Vice-President
Corporate Communications	Investor Relations
T. 519-888-3900 ext. 341-4896	T. 416-979-6230
krista.wilson@sunlife.com	investor.relations@sunlife.com

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CO: Sun Life Financial Inc.

CNW 08:00e 26-MAR-19